Exhibit 99.1

JOYY Reports Third Quarter 2025 Unaudited Financial Results

Singapore, November 20, 2025 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: JOYY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the third quarter of 2025.

Third Quarter 2025 Financial Highlights1

•	Net revenues were US$540.2 million, compared with US$558.7 million in the corresponding period of 2024, representing an increase of 6.4% from US$507.8 million in the second quarter of 2025.

o	Live streaming revenues were US$388.5 million, compared with US$439.5 million in the corresponding period of 2024, representing an increase of 3.5% from US$375.4 million in the second quarter of 2025.

o	Advertising revenues[2] increased by 29.2% to US$112.5 million from US$87.1 million in the corresponding period of 2024 and by 17.1% from US$96.1 million in the second quarter of 2025.

o	Other revenues increased by 22.3% to US$39.2 million from US$32.1 million in the corresponding period of 2024 and by 8.3% from US$36.2 million in the second quarter of 2025.

•	Operating income was US$19.6 million in the third quarter of 2025, representing an increase of 19.1% from US$16.4 million in the corresponding period of 2024 and an increase of 237.3% from US$5.8 million in the second quarter of 2025.

•	Non-GAAP EBITDA[3] was US$50.6 million, representing an increase of 16.8% from US$43.3 million in the corresponding period of 2024 and an increase of 4.9% from US$48.2 million in the second quarter of 2025.

•	Net income from continuing operations attributable to controlling interest of JOYY[4] was US$62.0 million, representing an increase of 2.3% from US$60.6 million in the corresponding period of 2024 and an increase of 1.9% from US$60.8 million in the second quarter of 2025.

•	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY[5] was US$72.4 million, representing an increase of 18.4% from US$61.2 million in the corresponding period of 2024, compared with US$77.0 million in the second quarter of 2025.

•	Net Cash[6] as of September 30, 2025 was US$3,320.9 million.

•	Net cash from operating activities was US$73.4 million, compared with US$61.1 million in the corresponding period of 2024.

Third Quarter 2025 Business Highlights

Global community：

• Global average mobile MAUs7 reached 266.2 million in the third quarter of 2025, compared with 272.4 million in the corresponding period of 2024. The global average mobile MAUs was up by 1.4% from 262.5 million in the second quarter of 2025.

• The Company continued to optimize its marketing strategies to focus on return-on-investment and high-value users.

Live streaming：

• Live streaming revenues reached US$388.5 million in the third quarter, including US$367.7 million from BIGO, up by 3.5% from the previous quarter, marking the second consecutive quarter of sequential growth.

• Live streaming revenues grew by 7.6% quarter-over-quarter in Developed Countries and regions and by 4.4% in Southeast Asia and others.

• Total paying users of BIGO8 rose by 0.8% quarter-over-quarter to 1.50 million, while ARPPU9 increased by 3.4% quarter-over-quarter to US$222.6.

• The Company implemented AI-powered improvements across content distribution and payment experiences. By incorporating richer user behavior touchpoints and optimizing strategies for cross-regional and in-app scenarios in Bigo Live, the Company enhanced viewing experiences and drove users' average viewing time up quarter-over-quarter. Meanwhile, the Company’s real-time translation subtitles now support 15 languages, significantly improving user interactions across different regions. The Company is also using AIGC technology to efficiently generate localized virtual gifts. In October, AI-powered interactive gifts represented 25% of total virtual gift consumption, demonstrating strong user adoption of AI-enhanced features.

Recent Development on Our New Initiatives- Advertising Technology：

• Beginning in 2022, the Company ramped up efforts to diversify its revenue stream, cultivating its new initiatives in advertising technology and others. The Company has made steady progress advancing towards its strategic positioning as a global tech company powered by multiple growth engines.

Total non-live streaming revenues reached US$151.7 million in the third quarter, up by 27.3% year-over-year. In particular, revenues from BIGO Ads reached US$103.9 million in the third quarter, achieving 33.1% year-over-year and 19.7% quarter-over-quarter revenue growth.

• BIGO Ads is an AI-powered programmatic advertising platform. Launched to provide one-stop marketing and monetization solutions, it leverages deep learning, real-time bidding, and smart bidding models (such as oCPC and ROAS optimization) to enable brands to scale user acquisition and app developers to effectively unlock monetization potentials through connecting premium global demand.

• The Company has access to a vast traffic pool, comprising its own global average mobile MAU base of 266.2 million, and an extensively expanded network of third-party traffic by seamlessly integrating developer traffic across major channels. In recent quarters, the Company has significantly scaled its third-party Software Development Kit (SDK) network traffic through successful integrations with mediation platforms. The Company’s SDK advertising requests were up by 228% year-over-year and by 29% quarter-over-quarter.

• Leveraging cross-channel and cross-industry user behavior and attrition data, the Company employs machine learning for predictive modeling, real-time-bidding and automated optimization. In the third quarter, the Company upgraded its IAA D7 ROAS optimization feature. The enhancement enables advertisers to acquire higher-quality users while maintaining strong return efficiency, allowing them to scale budgets with greater confidence.

• As a result, the average daily advertising revenue of BIGO Ads reached new height, driven by strong advertiser demand across multiple verticals, with number of key cohorts up by 17% quarter-over-quarter and total spending from key cohorts up by 30% quarter-over-quarter.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, “In the third quarter of 2025, we sustained a steady sequential recovery in our live streaming revenues while accelerating top-line growth in our advertising business. Our live streaming revenue was US$388.5 million, increasing by 3.5% quarter-over-quarter, marking our second consecutive quarter of sequential growth, while our non-live streaming revenue was US$151.7 million, increasing by 27.3% year-over-year. Our operating income increased from US$16.4 million to US$19.6 million while our non-GAAP EBITDA reached US$50.6 million, up 16.8% year-over-year, demonstrating our continued operational excellence. We maintained our commitment to shareholder returns, distributing US$147.9 million in cash dividends and repurchasing US$88.6 million worth of shares from January 1, 2025 to November 14, 2025.”

“We made significant progress in advancing our dual growth engine strategy and strengthening synergies within our ecosystem. BIGO Ads achieved approximately 33.1% year-over-year and 19.7% quarter-over-quarter revenue growth, building remarkable momentum through traffic expansion, algorithm optimization and multi-vertical expansion. As we approach 2026, we are positioned for a resumption in year-over-year group-level revenue growth, with our live streaming business expected to return to a steady positive trajectory and our advertising technology and smart commerce SaaS businesses poised to deliver robust revenue growth. We are leveraging the powerful synergies of our integrated ecosystem to strengthen our position as a global technology company, and we remain dedicated to generating sustained long-term value for our shareholders.”

Third Quarter 2025 Financial Results

NET REVENUES

Net revenues were US$540.2 million in the third quarter of 2025, compared with US$558.7 million in the corresponding period of 2024, representing an increase of 6.4% from US$507.8 million in the second quarter of 2025.

Live streaming revenues were US$388.5 million in the third quarter of 2025, compared with US$439.5 million in the corresponding period of 2024, representing an increase of 3.5% from US$375.4 million in the second quarter of 2025. The year-over-year decrease was primarily due to proactive adjustments to the operational strategies and product features to enhance efficiency and compliance. The quarter-over-quarter increase was primarily driven by improved user spending sentiment through a more diversified content ecosystem and effective localized operations.

Advertising revenues increased by 29.2% to US$112.5 million in the third quarter of 2025 from US$87.1 million in the corresponding period of 2024, and an increase of 17.1% from US$96.1 million in the second quarter of 2025. The year-over-year and quarter-over-quarter increases were due to strong performance of BIGO Ads, driven by expansion of traffic, geographic and vertical market diversification, and enhanced algorithm performance that resulted in improved advertisement delivery efficiency and higher advertiser spending.

Other revenues increased by 22.3% to US$39.2 million in the third quarter of 2025 from US$32.1 million in the corresponding period of 2024, and by 8.3% from US$36.2 million in the second quarter of 2025, mainly driven by the continued steady growth of the Company’s smart commerce SaaS business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues was US$347.1 million in the third quarter of 2025, compared with US$350.5 million in the corresponding period of 2024 and US$322.5 million in the second quarter of 2025. BIGO’s cost of revenues decreased by 1.4% year-over-year to US$308.1 million, and increased by 7.9% from US$285.6 million in the second quarter of 2025. The quarter-over-quarter sequential change was primarily attributable to a US$19.2 million increase in revenue-sharing fees and content costs, resulting from higher traffic acquisition costs paid to third-party partners in relation to the expansion of the Company’s advertising business. All others’ cost of revenues increased by 2.6% year-over-year to US$39.1 million, and by 5.7% from the second quarter of 2025, generally in line with the increase in segment revenue.

Gross profit was US$193.1 million in the third quarter of 2025, compared with US$208.1 million in the corresponding period of 2024 and US$185.2 million in the second quarter of 2025. Gross margin was 35.8% in the third quarter of 2025, compared with 37.3% in the corresponding period of 2024 and 36.5% in the second quarter of 2025.

OPERATING EXPENSES AND INCOME

Operating expenses were US$174.2 million in the third quarter of 2025, compared with US$192.0 million in the same period of 2024 and US$179.8 million in the second quarter of 2025. Among the operating expenses, sales and marketing expenses were US$72.1 million, compared with US$83.5 million in the corresponding period of 2024 and US$71.9 million in the second quarter of 2025, as the Company continued to optimize sales and marketing strategies across various social products, with a stronger focus on return-on-investment and user acquisition efficiency. Research and development expenses were US$63.1 million, compared with US$72.4 million in the corresponding period of 2024 and US$60.1 million in the second quarter of 2025. The year-over-year decrease was mainly attributable to a US$8.2 million decrease in employee compensation and welfare expenses and a US$0.5 million decrease in share-based compensation expenses. This reflects continued prudence and discipline in spending through enhanced resources sharing and operational synergy across different business units, while strategically allocating incremental share of research and development resources towards BIGO Ads. General and administrative expenses were US$39.1 million, compared with US$36.1 million in the corresponding period of 2024 and US$47.9 million in the second quarter of 2025. The quarter-over-quarter decrease was mainly attributable to the US$15.0 million impairment of investments recorded in the previous quarter.

Operating income was US$19.6 million in the third quarter of 2025, representing an increase of 19.1% from US$16.4 million in the corresponding period of 2024 and an increase of 237.3% from US$5.8 million in the second quarter of 2025.

Non-GAAP operating income10 was US$40.7 million in the third quarter of 2025, representing an increase of 16.6% from US$34.9 million in the corresponding period of 2024 and an increase of 6.1% from US$38.3 million in the second quarter of 2025. Non-GAAP operating income margin11 was 7.5% in the third quarter of 2025, compared with 6.2% in the corresponding period of 2024 and 7.5% in the second quarter of 2025.

Non-GAAP EBITDA was US$50.6 million, compared with US$43.3 million in the corresponding period of 2024 and US$48.2 million in the second quarter of 2025. Non-GAAP EBITDA margin12 was 9.4%, compared with 7.7% in the corresponding period of 2024 and 9.5% in the second quarter of 2025.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$62.0 million, representing an increase of 2.3% from US$60.6 million in the corresponding period of 2024 and an increase of 1.9% from US$60.8 million in the second quarter of 2025. Net income margin was 11.5% in the third quarter of 2025, compared with net income margin of 10.8% in the corresponding period of 2024 and 12.0% in the second quarter of 2025.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$72.4 million, representing an increase of 18.4% from US$61.2 million in the corresponding period of 2024, compared with US$77.0 million in the second quarter of 2025. Non-GAAP net income margin13 was 13.4% in the third quarter of 2025, compared with non-GAAP net income margin of 10.9% in the corresponding period of 2024 and 15.2% in the second quarter of 2025.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS14 was US$1.15 in the third quarter of 2025, compared with US$1.05 in the corresponding period of 2024 and US$1.13 in in the second quarter of 2025.

Non-GAAP diluted net income from continuing operations per ADS15 was US$1.36 in the third quarter of 2025, compared with US$1.07 in the corresponding period of 2024 and US$1.44 in the second quarter of 2025.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2025, the Company had net cash5 of US$3,320.9 million, compared with US$3,275.9 million as of December 31, 2024. For the third quarter of 2025, net cash from operating activities was US$73.4 million.

SHARES OUTSTANDING

As of September 30, 2025, the Company had a total of 1,019.6 million common shares outstanding, representing the equivalent of 51.0 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the fourth quarter of 2025, the Company expects net revenues to be between US$563 million and US$578 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from macroeconomic uncertainties.

Share Repurchase Programs

Pursuant to the Company's share repurchase program authorized in March 2025, which is effective till the end of 2027, the Company had repurchased approximately 1.34 million ADSs for an aggregate consideration of US$67.3 million on the open market as of September 30, 2025.

Between September 30 and November 14, 2025, the Company repurchased an additional approximately 0.36 million ADSs, bringing total repurchases to approximately 1.70 million ADSs for an aggregate consideration of US$88.6 million in 2025. The remaining unutilized amount under the authorized share repurchase program was approximately US$211.4 million as of the date of this announcement.

Quarterly Dividend Program

On March 19, 2025, the board of directors authorized a quarterly dividend program from 2025 to 2027, under which a total of approximately US$600 million in cash will be distributed on a quarterly basis over the three-year period. Pursuant to this quarterly dividend program, the board of directors has accordingly declared a dividend of US$0.97 per ADS, or US$0.0483 per common share, for the fourth quarter of 2025, which is expected to be paid on January 13, 2026 to shareholders of record as of the close of business on January 2, 2026. The ex-dividend date will be January 2, 2026.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Wednesday, November 19, 2025 (10:00 AM Singapore/Hong Kong Time on Thursday, November 20, 2025). Details for the conference call are as follows:

Event Title: JOYY Inc. Third Quarter 2025 Earnings Conference Call

Conference ID: # 10051480

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10051480-8u6d2a.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through November 28, 2025, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10051480

About JOYY Inc.

JOYY (NASDAQ: JOYY) is a leading global technology company with a mission to enrich lives through technology. With a diversified product portfolio spanning live streaming, short-form videos, instant messaging, and emerging initiatives such as advertising and smart commerce SaaS, JOYY has transformed into a dynamic ecosystem powered by AI and data intelligence. Headquartered in Singapore and operating across the globe, JOYY empowers creators, merchants and enterprises worldwide. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online social entertainment and advertising market; JOYY’s ability to attract and retain users and advertisers; JOYY’s expectations regarding demand for and market acceptances of its products and services; JOYY’s ability to adopt the latest technology to enhance its operations; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating (loss) income, non-GAAP operating income (loss) margin, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on deconsolidation and disposal of subsidiaries and business. Non-GAAP operating income (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP EBITDA is non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions), and non-GAAP EBITDA margin is non-GAAP EBITDA as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, and interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Investor Relations

Email: joyy-ir@joyy.com

1 The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended September 30, 2024, June 30, 2025 and September 30, 2025 and for the nine months ended September 30, 2024 and September 30, 2025, as presented in this press release, primarily consisted of BIGO segment (primarily including Bigo Live, Likee and imo) and the All other segment.

2 The Company is presenting advertising revenues as a separate line item in the financial statements in this quarter, to better reflect the performance of its emerging advertising business.

3 Non-GAAP EBITDA is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions). Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders.

5 Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$10.5 million and US$0.6 million in the third quarter of 2025 and 2024, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

6 Net cash is calculated as the sum of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and held-to-maturity investments, less short-term and long-term loans.

7 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

8 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

9 Average revenue per user is calculated by dividing the Company’s total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

10 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on deconsolidation and disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

11 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

12 Non-GAAP EBITDA margin is a non-GAAP financial measure, which is defined as non-GAAP EBITDA as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

13 Non-GAAP net income (loss) margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

14 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

15 Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	September 30,
	2024	2025
	US$	US$
Assets
Current assets
Cash and cash equivalents	444,761	383,826
Restricted cash and cash equivalents	371,332	24,255
Short-term deposits	1,061,011	304,532
Restricted short-term deposits	20,722	18,597
Short-term investments	288,589	563,058
Accounts receivable, net	121,861	143,753
Amounts due from related parties	467	120
Prepayments and other current assets(1)	247,538	227,777
Assets held for sale	-	7,007

Total current assets	2,556,281	1,672,925

Non-current assets
Long-term deposits and held-to-maturity investments	1,124,308	2,043,571
Deferred tax assets	2,563	2,278
Investments	530,685	537,710
Property and equipment, net	499,723	534,556
Land use rights, net	303,115	300,230
Intangible assets, net	277,257	235,650
Right-of-use assets, net	20,457	17,550
Goodwill	2,194,324	2,194,341
Other non-current assets	19,084	9,319

Total non-current assets	4,971,516	5,875,205

Total assets	7,527,797	7,548,130

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	34,853	16,900
Accounts payable	84,015	76,541
Deferred revenue	66,813	62,008
Advances from customers	4,031	7,055
Income taxes payable	78,304	56,866
Accrued liabilities and other current liabilities(1)	2,393,923	575,525
Amounts due to related parties	1,378	24,186
Lease liabilities due within one year	10,775	8,675

Total current liabilities	2,674,092	827,756

Non-current liabilities
Lease liabilities	9,948	9,111
Deferred revenue	12,635	9,665
Deferred tax liabilities	47,631	51,802

Total non-current liabilities	70,214	70,578

Total liabilities	2,744,306	898,334

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	September 30,
	2024	2025
	US$	US$
Mezzanine equity	23,733	24,933

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 714,663,197 shares outstanding as of December 31, 2024; 1,306,734,444 shares issued and 693,061,124 shares outstanding as of September 30, 2025, respectively)	7	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2024 and September 30, 2025, respectively)	3	3
Treasury shares (US$0.00001 par value; 603,177,267 and 613,673,320 shares held as of December 31, 2024 and September 30, 2025, respectively)	(1,223,186)	(1,238,309)
Additional paid-in capital	3,345,536	3,309,785
Statutory reserves	40,500	36,148
Retained earnings	2,796,745	4,696,266
Accumulated other comprehensive loss	(247,615)	(216,982)

Total JOYY Inc.’s shareholders’ equity	4,711,990	6,586,918

Non-controlling interests	47,768	37,945

Total shareholders’ equity	4,759,758	6,624,863

Total liabilities, mezzanine equity and shareholders’ equity	7,527,797	7,548,130

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date remains within cash and cash equivalents, restricted cash and cash equivalents, and short-term deposits. Correspondingly, the advanced payments received have been recorded as accrued liabilities and other current liabilities on the Company’s consolidated balance sheet as of December 31, 2024. On February 25, 2025, the Company entered into agreements with Baidu and closed the sale of YY Live to Baidu.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	439,482	375,409	388,474	1,365,603	1,135,231
Advertising	87,107	96,125	112,516	233,443	297,288
Others	32,065	36,226	39,231	89,296	109,813

Total net revenues	558,654	507,760	540,221	1,688,342	1,542,332

Cost of revenues(2)	(350,536)	(322,515)	(347,090)	(1,085,922)	(985,341)

Gross profit	208,118	185,245	193,131	602,420	556,991

Operating expenses(2)
Research and development expenses	(72,360)	(60,075)	(63,094)	(211,255)	(185,595)
Sales and marketing expenses	(83,524)	(71,852)	(72,072)	(266,294)	(216,055)
General and administrative expenses	(36,073)	(47,922)	(39,050)	(108,502)	(119,662)

Total operating expenses	(191,957)	(179,849)	(174,216)	(586,051)	(521,312)

Gain on disposal of subsidiary	-	-	-	1,643	-
Other income	255	400	637	4,216	1,876

Operating income	16,416	5,796	19,552	22,228	37,555

Interest expenses	(535)	(151)	(97)	(4,535)	(354)
Interest income and investment income	41,067	40,799	41,548	136,696	121,734
Foreign currency exchange (losses) gains, net	(10,742)	1,191	(6,370)	(8,849)	(5,940)
Gain on fair value change of investments	9,281	17,633	4,102	9,647	22,440

Income before income tax expenses	55,487	65,268	58,735	155,187	175,435

Income tax expenses	(6,279)	(6,066)	(3,784)	(13,444)	(15,061)

Income before share of income (loss) in equity method investments, net of income taxes	49,208	59,202	54,951	141,743	160,374

Share of income (loss) in equity method investments, net of income taxes	6,746	(1,176)	4,236	2,156	(258)

Net income from continuing operations	55,954	58,026	59,187	143,899	160,116

Gain on disposal of YY Live(3)	-	-	-	-	1,875,921

Net income	55,954	58,026	59,187	143,899	2,036,037

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	4,603	2,799	2,773	14,010	8,071

Net income attributable to controlling interest of JOYY Inc.	60,557	60,825	61,960	157,909	2,044,108

Including：
Net income from continuing operations attributable to controlling interest of JOYY Inc.	60,557	60,825	61,960	157,909	168,187
Gain on disposal of YY Live(3)	-	-	-	-	1,875,921

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(347)	(347)	(347)	(1,041)	(1,041)

Net income attributable to common shareholders of JOYY Inc.	60,210	60,478	61,613	156,868	2,043,067

Including：
Net income from continuing operations attributable to common shareholders of JOYY Inc.	60,210	60,478	61,613	156,868	167,146
Gain on disposal of YY Live(3)	-	-	-	-	1,875,921

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net income per ADS
——Basic	1.06	1.15	1.17	2.65	38.64
Continuing operations	1.06	1.15	1.17	2.65	3.16
Discontinued operations	-	-	-	-	35.48
——Diluted	1.05	1.13	1.15	2.55	38.20
Continuing operations	1.05	1.13	1.15	2.55	3.13
Discontinued operations	-	-	-	-	35.07

Weighted average number of ADS used in calculating net income per ADS
——Basic	56,573,411	52,788,040	52,557,478	59,287,792	52,877,958
——Diluted	57,220,581	53,353,026	53,354,913	62,803,046	53,484,775

(1)    Revenues by geographical areas were as follows:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Developed countries and regions	306,633	291,145	325,027	903,768	893,787
Middle East	77,152	61,268	57,404	240,140	185,323
Mainland China	57,952	51,291	49,229	180,357	148,905
Southeast Asia and others	116,917	104,056	108,561	364,077	314,317

Note: Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)    Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Cost of revenues	(16)	677	1,416	1,425	2,728
Research and development expenses	2,960	1,605	2,444	9,634	6,187
Sales and marketing expenses	193	255	326	432	810
General and administrative expenses	1,778	1,430	3,372	5,903	7,037

(3)    Gain from disposal of YY Live amounted to approximately US$1.9 billion, which was reported as part of the net income from discontinued operations in the first quarter of 2025.

JOYY INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Operating income	16,416	5,796	19,552	22,228	37,555
Share-based compensation expenses	4,915	3,967	7,558	17,394	16,762
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	42,262	40,620
Impairment of investments	-	15,000	-	9,386	15,000
Gain on disposal of subsidiary	-	-	-	(1,643)	-
Non-GAAP operating income	34,871	38,303	40,650	89,627	109,937
Depreciation and other amortization	8,419	9,891	9,905	25,807	29,198
Non-GAAP EBITDA	43,290	48,194	50,555	115,434	139,135

Net income from continuing operations	55,954	58,026	59,187	143,899	160,116
Share-based compensation expenses	4,915	3,967	7,558	17,394	16,762
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	42,262	40,620
Impairment of investments	-	15,000	-	9,386	15,000
Gain on disposal of subsidiary	-	-	-	(1,643)	-
Gain on fair value change of investments	(9,281)	(17,633)	(4,102)	(9,647)	(22,440)
Interest expenses related to the convertible bonds’ amortization to face value	-	-	-	435	-
Income tax effects on non-GAAP adjustments	(1,574)	913	(1,930)	(5,679)	(2,421)
Reconciling items on the share of equity method investments	(6,167)	1,034	(4,111)	(5,433)	(1,190)
Non-GAAP net income from continuing operations	57,387	74,847	70,142	190,974	206,447

Net income from continuing operations attributable to common shareholders of JOYY Inc.	60,210	60,478	61,613	156,868	167,146
Share-based compensation expenses	4,915	3,967	7,558	17,394	16,762
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	42,262	40,620
Impairment of investments	-	15,000	-	9,386	15,000
Gain on disposal of subsidiary	-	-	-	(1,643)	-
Gain on fair value change of investments	(9,281)	(17,633)	(4,102)	(9,647)	(22,440)
Interest expenses related to the convertible bonds’ amortization to face value	-	-	-	435	-
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	347	347	347	1,041	1,041
Income tax effects on non-GAAP adjustments	(1,574)	913	(1,930)	(5,679)	(2,421)
Reconciling items on the share of equity method investments	(6,167)	1,034	(4,111)	(5,433)	(1,190)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(819)	(690)	(492)	(2,574)	(1,943)
Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	61,171	76,956	72,423	202,410	212,575

Non-GAAP net income from continuing operations per ADS
——Basic	1.08	1.46	1.38	3.41	4.02
——Diluted	1.07	1.44	1.36	3.26	3.97

Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
——Basic	56,573,411	52,788,040	52,557,478	59,287,792	52,877,958
——Diluted	57,220,581	53,353,026	53,354,913	62,803,046	53,484,775

JOYY INC.
UNAUDITED SEGMENT REPORT
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2025
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	367,744	20,730	-	388,474
Advertising	103,942	8,574	-	112,516
Others	749	38,785	(303)	39,231

Total net revenues	472,435	68,089	(303)	540,221

Cost of revenues(2)	(308,107)	(39,051)	68	(347,090)

Gross profit	164,328	29,038	(235)	193,131

Operating expenses(2)
Research and development expenses	(40,950)	(22,331)	187	(63,094)
Sales and marketing expenses	(51,832)	(20,263)	23	(72,072)
General and administrative expenses	(18,385)	(20,690)	25	(39,050)

Total operating expenses	(111,167)	(63,284)	235	(174,216)

Other income	270	367	-	637

Operating income (loss)	53,431	(33,879)	-	19,552

Interest expenses	(826)	(22)	751	(97)
Interest income and investment income	14,305	27,994	(751)	41,548
Foreign currency exchange losses, net	(6,085)	(285)	-	(6,370)
Gain on fair value change of investments	91	4,011	-	4,102

Income (loss) before income tax (expenses) benefits	60,916	(2,181)	-	58,735

Income tax (expenses) benefits	(5,626)	1,842	-	(3,784)

Income (loss) before share of income in equity method investments, net of income taxes	55,290	(339)	-	54,951

Share of income in equity method investments, net of income taxes	-	4,236	-	4,236

Net income from continuing operations	55,290	3,897	-	59,187

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2025
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	1,230	186	1,416
Research and development expenses	1,903	541	2,444
Sales and marketing expenses	259	67	326
General and administrative expenses	390	2,982	3,372

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2025
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	53,431	(33,879)	19,552
Share-based compensation expenses	3,782	3,776	7,558
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Non-GAAP operating income (loss)	66,163	(25,513)	40,650
Depreciation and other amortization	4,574	5,331	9,905
Non-GAAP EBITDA	70,737	(20,182)	50,555

Net income from continuing operations	55,290	3,897	59,187
Share-based compensation expenses	3,782	3,776	7,558
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Gain on fair value change of investments	(91)	(4,011)	(4,102)
Income tax effects on non-GAAP adjustments	(763)	(1,167)	(1,930)
Reconciling items on the share of equity method investments	-	(4,111)	(4,111)
Non-GAAP net income from continuing operations	67,168	2,974	70,142

JOYY INC.
UNAUDITED SEGMENT REPORT
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2025
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	355,318	20,091	-	375,409
Advertising	86,801	9,324	-	96,125
Others	614	35,909	(297)	36,226

Total net revenues	442,733	65,324	(297)	507,760

Cost of revenues(2)	(285,645)	(36,933)	63	(322,515)

Gross profit	157,088	28,391	(234)	185,245

Operating expenses(2)
Research and development expenses	(37,427)	(22,825)	177	(60,075)
Sales and marketing expenses	(51,990)	(19,883)	21	(71,852)
General and administrative expenses	(16,057)	(31,901)	36	(47,922)

Total operating expenses	(105,474)	(74,609)	234	(179,849)

Other income	56	344	-	400

Operating income (loss)	51,670	(45,874)	-	5,796

Interest expenses	(821)	(77)	747	(151)
Interest income and investment income	14,220	27,326	(747)	40,799
Foreign currency exchange gains, net	947	244	-	1,191
Gain on fair value change of investments	822	16,811	-	17,633

Income (loss) before income tax expenses	66,838	(1,570)	-	65,268

Income tax expenses	(5,124)	(942)	-	(6,066)

Income (loss) before share of loss in equity method investments, net of income taxes	61,714	(2,512)	-	59,202

Share of loss in equity method investments, net of income taxes	-	(1,176)	-	(1,176)

Net income (loss) from continuing operations	61,714	(3,688)	-	58,026

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2025
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	440	237	677
Research and development expenses	520	1,085	1,605
Sales and marketing expenses	95	160	255
General and administrative expenses	289	1,141	1,430

JOYY INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2025
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	51,670	(45,874)	5,796
Share-based compensation expenses	1,344	2,623	3,967
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Impairment of investments	-	15,000	15,000
Non-GAAP operating income (loss)	61,964	(23,661)	38,303
Depreciation and other amortization	4,629	5,262	9,891
Non-GAAP EBITDA	66,593	(18,399)	48,194

Net income (loss) from continuing operations	61,714	(3,688)	58,026
Share-based compensation expenses	1,344	2,623	3,967
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Impairment of investments	-	15,000	15,000
Gain on fair value change of investments	(822)	(16,811)	(17,633)
Income tax effects on non-GAAP adjustments	(638)	1,551	913
Reconciling items on the share of equity method investments	-	1,034	1,034
Non-GAAP net income from continuing operations	70,548	4,299	74,847

JOYY INC.
UNAUDITED SEGMENT REPORT
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	417,762	21,720	-	439,482
Advertising	78,083	9,024	-	87,107
Others	164	32,293	(392)	32,065

Total net revenues	496,009	63,037	(392)	558,654

Cost of revenues(2)	(312,561)	(38,050)	75	(350,536)

Gross profit	183,448	24,987	(317)	208,118

Operating expenses(2)
Research and development expenses	(44,884)	(27,702)	226	(72,360)
Sales and marketing expenses	(61,582)	(21,968)	26	(83,524)
General and administrative expenses	(14,249)	(21,889)	65	(36,073)

Total operating expenses	(120,715)	(71,559)	317	(191,957)

Other income	6	249	-	255

Operating income (loss)	62,739	(46,323)	-	16,416

Interest expenses	(1,335)	(117)	917	(535)
Interest income and investment income	13,107	28,877	(917)	41,067
Foreign currency exchange losses, net	(10,290)	(452)	-	(10,742)
Gain on fair value change of investments	5,466	3,815	-	9,281

Income (loss) before income tax (expenses) benefits	69,687	(14,200)	-	55,487

Income tax (expenses) benefits	(6,408)	129	-	(6,279)

Income (loss) before share of income in equity method investments, net of income taxes	63,279	(14,071)	-	49,208

Share of income in equity method investments, net of income taxes	-	6,746	-	6,746

Net income (loss) from continuing operations	63,279	(7,325)	-	55,954

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	(261)	245	(16)
Research and development expenses	1,571	1,389	2,960
Sales and marketing expenses	39	154	193
General and administrative expenses	(186)	1,964	1,778

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	62,739	(46,323)	16,416
Share-based compensation expenses	1,163	3,752	4,915
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Non-GAAP operating income (loss)	72,852	(37,981)	34,871
Depreciation and other amortization	3,272	5,147	8,419
Non-GAAP EBITDA	76,124	(32,834)	43,290

Net income (loss) from continuing operations	63,279	(7,325)	55,954
Share-based compensation expenses	1,163	3,752	4,915
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Gain on fair value change of investments	(5,466)	(3,815)	(9,281)
Income tax effects on non-GAAP adjustments	(778)	(796)	(1,574)
Reconciling items on the share of equity method investments	-	(6,167)	(6,167)
Non-GAAP net income (loss) from continuing operations	67,148	(9,761)	57,387